Filed by VeriFone Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Hypercom Corporation
Commission File No.: 001-13521

VERIFONE EMPLOYEE EMAIL

Today we announced an agreement to acquire Hypercom Corporation in a transaction currently valued at an enterprise value of approximately $485 million. We are very excited about this opportunity to accelerate the growth we are driving at VeriFone, particularly in Europe, which, as you know, has been a key area of focus for us. This acquisition will create even more opportunities for us to meet the needs of our global customers. For more information, the press release that we issued is attached.

The transaction is subject to shareholder approval and regulatory approvals, but we expect it to close in the second half of 2011.

In the meantime, please stay focused on doing what you do best and delivering for our customers. For them and us, it’s business as usual. If you should receive inquiries outside of VeriFone regarding this matter, please forward them to William Nettles at (408) 232-7842 or William_N3@VeriFone.com.

Thank you for your hard work and dedication – it is your continued commitment that makes VeriFone the great company we are today.

Regards,

Doug

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In connection with the proposed transaction, VeriFone intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Hypercom relating to the proposed transaction. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (AND ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain copies of the S-4 and proxy statement, as well as VeriFone’s other filings, free of charge at the website maintained by the SEC at www.sec.gov when they become available. In addition, you may obtain documents filed with the SEC by VeriFone free of charge at its Web site (www.verifone.com) or by directing a request to: VeriFone, 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel: 1-408-232-7979) Attention: Company Secretary). You may obtain documents filed with the SEC by Hypercom free of charge by contacting: Scott Tsujita (Tel: 1-480-642-5161).

VeriFone and Hypercom, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Hypercom stockholders in connection with the merger. Information about the directors and executive officers of VeriFone and is set forth in the proxy statement for VeriFone’s 2010 Annual Meeting of Stockholders filed with the SEC on May 19, 2010. Information about the directors and executive officers of Hypercom is set forth in Hypercom’s Annual Report on Form 10-K filed with the SEC on March 12, 2010 and the proxy statement for Hypercom’s 2010 Annual Meeting of Stockholders filed with the SEC on April 26, 2010. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.